

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
John C. Richels
Chief Executive Officer
EnLink Midstream, LLC
2501 Cedar Springs Rd.
Dallas, Texas 75201

>   **Re: EnLink Midstream, LLC**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed January 21, 2014**
>   **File No. 333-192419**

Dear Mr. Richels:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Consequences of the Mergers, page 181

1. We note that the delivery of a tax opinion from each of Baker Botts and Vinson & Elkins is a condition to the closing of the merger, and that both opinions relate to the tax-free nature of the transaction. Please tell us why only the Baker Botts opinion is filed as an exhibit pursuant to Item 601(b)(8) of Regulation S-K and accordingly discussed in the tax disclosure in this section of the prospectus. Alternatively, please revise to also include an appropriate discussion of the Vinson & Elkins opinion in this section and file such opinion as an exhibit to the registration statement. Please refer to Section III of Staff Legal Bulletin No. 19, located on our website, including Sections III.A.1-2.

2. We note your response to comment 6 in our letter dated January 15, 2014. However, your statements in this section that "the Devon merger is expected to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and the Devon merger and the Crosstex merger, together, are expected to be treated as a

transaction described in Section 351(a) of the Internal Revenue Code" remain inappropriate assumptions by counsel. Please revise. Refer to Sections III.C.2-3 of Staff Legal Bulletin No. 19.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 190

3. Pro Forma Adjustment and Assumptions, page 190

3. We reviewed your response to comment 3 in our letter dated January 15, 2014 and the revisions to your disclosure in Note 3(j). Please disclose the effective interest rate used to determine the pro forma interest expense. In doing so, if such rate varies from the committed interest rate then please disclose the effect on income of a 1/8 percent variance in interest rates.

Annex G. Fairness Opinion of Evercore Group L.L.C., page G-1

4. We note the limitation on reliance by shareholders in the fairness opinion provided by Evercore Group L.L.C. in the last paragraph on page G-4 and the disclosure regarding such limitation under "Opinion of the Financial Advisor to the Crosstex Special Committee." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Evercore's belief that shareholders cannot rely upon the opinion to support any claims against Evercore arising under applicable state law (e.g., the inclusion of an express disclaimer in Evercore's engagement letter with the Crosstex Special Committee). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Evercore would have no effect on the rights and responsibilities of Evercore, the Crosstex Special Committee or the Crosstex Board under the federal securities laws.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3565 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Lande Spottswood, Esq.